                                Exhibit (a)(4)

March 7, 1997
Jericho, New York

FOR IMMEDIATE RELEASE ....

         LON-WGI Associates L.L.C. has extended the expiration date of its offer to purchase up to approximately 47.5% of the outstanding units of limited partnership interest and assignee interests therein of Winthrop Growth Investors 1 Limited Partnership at $275 per interest until 12:00 Midnight, New York City time, on Friday, March 14, 1997. Approximately 4,013 Units had been deposited pursuant to the offer as of the close of business on March 6, 1997.

         For additional information, contact The Swenson Group,
L.L.C., the Information Agent for the offer, at (800) 914-7896.